 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-261740

PROSPECTUS SUPPLEMENT NO. 3
(to prospectus dated May 3, 2022)

Up to 8,927,528 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 90,477,403 Shares of Common Stock
Up to 3,177,542 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 3, 2022 (the “Prospectus), related to the issuance by us of up to an aggregate of up to 8,927,528 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 3,177,542 shares of Common Stock that are issuable upon the exercise of 3,177,542 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of DFP Healthcare Acquisitions Corp., a Delaware corporation (“DFP” or “DFPH”), by the holders thereof, and (ii) up to 5,749,986 shares of Common Stock that are issuable upon the exercise of 5,749,986 warrants (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of DFP, by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.
The Prospectus also relates to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (the “Selling Securityholders”) of (a) up to 43,178,072 shares of Common Stock issued to certain former stockholders of TOI Parent, Inc. in connection with the Business Combination (b) up to 16,967,747 shares of Common Stock by certain of the Selling Securityholders (as defined below) in connection with the PIPE Investment, (c) up to 16,351,042 shares of Common Stock issuable upon conversion of any Series A Common Equivalent Preferred Stock (including 10,000,000 shares of Common Stock underlying shares of Series A Common Equivalent Preferred Stock issued in the PIPE Investment), (d) 9,372,540 Earnout Shares issuable to certain former stockholders of TOI Parent, Inc. pursuant to the Merger Agreement, (e) 3,580,063 shares of Common Stock underlying options held by certain directors and officers of the Company, (f) 696,000 Earnout Shares issued to certain directors and officers of the Company and and (g) 331,939 shares of Common Stock issued to former directors and officers of the Company prior to the Business Combination. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus.
This prospectus supplement updates and supplements the Prospectus with the information contained in Item 8.01 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on May 12, 2022 (collectively, the “Information”). Accordingly, we have attached the Information to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “TOI” and “TOIIW,” respectively. On May 11, 2022, the closing price of our Common Stock was $5.62 and the closing price for our Public Warrants was $0.78.
We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock.

See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before investing in our Common Stock or Warrants.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 12, 2022.

Item 8.01    Other Events.

On May 11, 2022, the Board of Directors of The Oncology Institute, Inc. (the “Company”) approved a share repurchase program with authorization to purchase up to $20 million of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), through the expiration of the program on December 31, 2022.

The Company may repurchase shares from time to time through open market purchases, in privately negotiated transactions or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1, under the Securities Exchange Act of 1934, as amended. The actual timing and amount of future repurchases are subject to business and market conditions, corporate and regulatory requirements, stock price, acquisition opportunities and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of Common Stock, and the program may be suspended or terminated at any time by the Company at its discretion without prior notice.

Shares repurchased by the Company pursuant to the share repurchase program shall be returned to the status of authorized but unissued shares of Common Stock.

On May 11, 2022, the Company agreed to repurchase an aggregate of 1,900,000 shares of its Common Stock at a price of $6.00 per share from affiliates of Dr. Richy Agajanian and his spouse in a privately-negotiated transaction (the “Private Repurchase”). Dr. Agajanian was the founder of the Company’s predecessor and is the beneficial owner of more than 10% of the Company’s Common Stock. Under the terms of the related agreements, the Company may assign its obligation to purchase such shares to a third party, provided that the Private Repurchase occurs on or before June 10, 2022. In connection with the Private Repurchase, Dr. Agajanian, his spouse and their affiliates have agreed not to transfer or sell any Company securities currently owned by them prior to November 12, 2022, subject to certain customary exceptions.

To the extent that the Company completes the Private Repurchase, it will reduce the amount of shares available for purchase pursuant to the share repurchase program described above.